Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at http://ir.farmmi.com.cn/.

FARMMI, INC. Annual Meeting of Shareholders July 15, 2021 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on July 14, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang, Jun Zhou or ________________ as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on July 15, 2021, at 10:00 A.M., Beijing Time (July 14, 2021, at 10:00 P.M., Eastern Time), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. ET July 13, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 6.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as Directors.
	Yefang Zhang	☐	☐	☐
	Zhengyu Wang	☐	☐	☐
	Qinyi Fu	☐	☐	☐
	Hongdao Qian	☐	☐	☐
	Hui Ruan	☐	☐	☐

2.	Ordinary Resolution THAT YCM CPA Inc. be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2021.	☐	☐	☐

3.	Ordinary Resolution THAT the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each (the “Ordinary Shares”), to US$600,000 divided into 600,000,000 Ordinary Shares of US$0.001 par value each.	☐	☐	☐

4.	Special Resolution THAT the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed to the proxy statement as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐

5.	Ordinary Resolution THAT the 2021 Share Incentive Plan annexed to the proxy statement as Annex B is hereby approved and adopted.	☐	☐	☐

6.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)